UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number I-7598

VARIAN MEDICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

3100 Hansen Way

Palo Alto, California 94304-1030

(650) 493-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1).*

*On April 15, 2021, pursuant to an Agreement and Plan of Merger, dated as of August 2, 2020, by and among Siemens Healthineers Holding I GmbH., a company organized under the laws of Germany (“Parent”), Falcon Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), the Company and, with respect to certain provisions, Siemens Medical Solutions USA, Inc., a Delaware corporation. At the closing, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Varian Medical Systems, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VARIAN MEDICAL SYSTEMS, INC.

Date: April 26, 2021	By:	/s/ Christopher A. Toth
		Name:	Christopher A. Toth
		Title:	President and Chief Executive Officer